CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED MARCH 31, 2007

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by Company's auditors

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	March 31	June 30
	2007	2006
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$65,445,822	$5,462,647
Amounts receivable and prepaids	987,454	697,391
Balances receivable from related parties (note 5)	–	91,049
	66,433,276	6,251,087

Buildings and equipment (note 3)	914,871	302,281
Mineral property interests	8,963,127	8,963,127

	$76,311,274	$15,516,495

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$876,108	$684,472
Balances payable to related parties (note 5)	248,892	–
	1,125,000	684,472

Shareholders' equity
Share capital (note 4)	145,416,894	77,082,934
Warrants (note 4(f))	2,456,000	–
Contributed surplus	2,136,115	1,578,428
Deficit	(74,822,735)	(63,829,339)
	75,186,274	14,832,023
Continuing operations (note 1)
Contingencies (note 6)
Subsequent event (note 7)

	$76,311,274	$15,516,495

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ J.R.H. (Dick) Whittington	/s/ Jeffrey Mason

JRH (Dick) Whittington	Jeffrey R. Mason
Director	Director

FARALLON RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended March 31		Nine months ended March 31
	2007	2006	2007	2006
Expenses (income)
Exploration (see schedule of exploration expenses)	$3,421,276	$2,427,724	$7,981,624	$6,645,066
Foreign exchange gain	(287,316)	(178,852)	(68,446)	(772,452)
Interest income	(766,815)	(79,390)	(856,386)	(230,474)
Interest expense	–	–	5,090	–
Legal, audit and accounting	367,250	187,061	1,184,057	508,136
Office and administration	532,757	377,306	1,504,094	1,290,739
Shareholder communication	57,848	58,481	227,338	612,103
Stock-based compensation - exploration (note 4(c))	71,378	22,747	255,060	168,095
Stock-based compensation - office and administration (note 4(c))	71,044	57,775	302,627	407,134
Travel and conferences	115,261	70,003	458,338	290,978

Loss for the period	3,582,683	2,942,855	10,993,396	8,919,325

Deficit, beginning of period	71,240,052	57,348,796	63,829,339	51,372,326

Deficit, end of period	$74,822,735	$60,291,651	$74,822,735	$60,291,651

Basic and diluted loss per share	$0.02	$0.03	$0.08	$0.09

Weighted average number of common shares outstanding	180,646,173	104,806,814	135,084,724	102,370,768

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended March 31		Nine months ended March 31
	2007	2006	2007	2006

Operating activities
Loss for the period	$(3,582,683)	$(2,942,855)	$(10,993,396)	$(8,919,325)
Items not involving cash
Amortization included in exploration expenses	72,432	29,974	214,394	94,670
Stock-based compensation	142,422	80,522	557,687	575,229
Unrealized foreign exchange loss (gain)	(347,677)	17,940	(13,945)	(550,832)
Changes in non-cash working capital
Amounts receivable and prepaids	(835)	(355,329)	(290,063)	(366,833)
Accounts payable and accrued liabilities	104,873	301,460	191,636	154,889
Cash used in operating activities	(3,611,468)	(2,868,288)	(10,333,687)	(9,012,202)

Investing activities
Purchase of equipment	(63,188)	(38,573)	(826,984)	(49,509)
Cash used in investing activities	(63,188)	(38,573)	(826,984)	(49,509)

Financing activities
Balances received from (paid to) related parties (net)	155,836	386,040	339,941	(187,823)
Common shares and warrants issued for cash, net of issue costs	49,572,873	63,955	70,789,960	2,398,072
Cash provided by financing activities	49,728,709	449,995	71,129,901	2,210,249

Foreign exchange loss (gain) on cash held in foreign currrency	347,677	(17,940)	13,945	550,832
Increase (decrease) in cash and equivalents	46,401,730	(2,474,806)	59,983,175	(6,300,630)
Cash and equivalents, beginning of period	19,044,092	10,136,376	5,462,647	13,962,200

Cash and equivalents, end of period	$65,445,822	$7,661,570	$65,445,822	$7,661,570

Supplemental cash flow information
Income taxes paid	$–	$–	$–	$–
Interest paid	–	–	5,090	–
Interest received	766,815	79,390	856,386	230,474

Non-cash financing items
Warrants issued pursuant to offering (note 4(f))	$–	$–	$2,456,000	$–

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended March 31		Nine months ended March 31
Campo Morado Property	2007	2006	2007	2006
Exploration expenses incurred during the period
Assays and analysis	$23,446	$108,361	$90,959	$227,862
Amortization	72,432	29,974	214,394	94,670
Drilling	464,639	856,885	1,518,013	2,389,280
Engineering	9,933	560,920	1,575,624	1,889,470
Geological	202,997	313,970	889,411	803,280
Site activities	518,562	503,129	1,455,260	1,103,673
Transportation	67,490	54,485	176,186	136,831
Subtotal	1,359,499	2,427,724	5,919,847	6,645,066

G9 expenditures incurred during the period
Decline expenditures	$576,063	$–	$576,063	$–
Environmental permitting	34,831	–	34,831	–
Mine process plant and power supply	713,692	–	713,692	–
Project management	284,703	–	284,703	–
Road access	91,546	–	91,546	–
Tailings and water facilities	84,160	–	84,160	–
Underground mine	276,782	–	276,782	–
Subtotal	2,061,777	–	$2,061,777	–

Total exploration and G9 expenditures, end of period	$3,421,276	$2,427,724	$7,981,624	$6,645,066
Non-cash stock-based compensation (note 4(c))	71,378	22,747	255,060	168,095
Exploration and G9 expenses, including stock-based
compensation, incurred during the period	3,492,654	2,450,471	8,236,684	6,813,161
Cumulative exploration expenses, beginning of period	51,346,729	41,602,106	46,602,699	37,239,416
Cumulative exploration and G9 expenses, end of period	$54,839,383	$44,052,577	$54,839,383	$44,052,577

Cumulative exploration expenditures consists of:
Cumulative cash expenditures			$53,493,096	$43,179,808
Cumulative non-cash stock-based compensation			1,346,287	872,769
			$54,839,383	$44,052,577

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2007 and 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

1.	CONTINUING OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements.

Operating results for the nine month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2007.

In connection with the filing of its consolidated financial statements on September 28, 2006 with the Canadian regulatory authorities, the Company disclosed in such consolidated financial statements uncertainty about its ability to continue as a going concern. Due to certain equity financings subsequent to September 28, 2006 (notes 4(e) and (f)), the Company has removed such disclosure from these consolidated financial statements.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

3.	BUILDINGS AND EQUIPMENT

		Accumulated
March 31, 2007	Cost	amortization	Net book value
Buildings	$542,859	$405,278	$137,581
Exploration equipment	1,016,806	467,583	549,223
Furniture and office equipment	149,218	90,489	58,729
Vehicles	323,400	154,062	169,338
	$2,032,283	$1,117,412	$914,871

		Accumulated
June 30, 2006	Cost	amortization	Net book value
Buildings	$430,779	$385,806	$44,973
Exploration equipment	469,023	321,783	147,240
Furniture and office equipment	131,619	78,027	53,592
Vehicles	173,878	117,402	56,476
	$1,205,299	$903,018	$302,281

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2007 and 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value.

(b)	Issued and outstanding common shares

	Number	Amount
	of Shares
Balance, June 30, 2006	105,822,331	$77,082,934
Private placements, November 2006, net of issue costs (note 4(e))	18,750,000	6,298,184
Prospectus financing, December 2006, net of issue costs (note 4(f))	160,000,000	62,035,776
Balance, March 31, 2007	284,572,331	$145,416,894

(c)	Share purchase option compensation plan

The continuity of the number of share purchase options for the period ended March 31, 2007 is as follows:

	Exercise	June 30			Expired or	March 31
Expiry date	price	2006	Granted	Exercised	cancelled	2007
June 1, 2007	Cdn$0.60	50,000	–	–	–	50,000
June 22, 2007	Cdn$0.60	220,000	–	–	(15,000)	205,000
June 22, 2007	Cdn$0.74	260,000	–	–	(70,000)	190,000
September 28, 2007	Cdn$0.58	2,130,000	–	–	–	2,130,000
December 14, 2007	Cdn$0.52	15,000	–	–	–	15,000
February 29, 2008	Cdn$0.74	215,000	–	–	(35,000)	180,000
March 31, 2009	Cdn$0.80	1,051,500	–	–	(45,000)	1,006,500
March 31, 2009	Cdn$0.89	40,000	–	–	–	40,000
March 31, 2011	Cdn$1.00	2,450,000	–	–	–	2,450,000
		6,431,500	–	–	(165,000)	6,266,500

Weighted average exercise price		Cdn$ 0.79	Cdn$ –	Cdn$ –	Cdn$ 0.74	Cdn$ 0.79

At March 31, 2007, there were 4,376,084 options exercisable, with a weighted average exercise price of Cdn$0.71.

The exercise prices of all share purchase options granted have been equal to or at a premium to the market price at the grant date. The estimated fair value of options has been estimated using an option pricing model and recognized in the statement of operations as follows:

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2007 and 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	March 31		March 31
	2007	2006	2007	2006
Exploration
Engineering	$59,726	200	$182,717	$69,899
Environmental, socioeconomic and land	(300)	999	1,428	999
Geological	11,952	21,548	70,915	97,197
Exploration	71,378	22,747	255,060	168,095
Operations and administration	71,044	57,775	302,627	407,134
Total compensation cost recognized in
operations, credited to contributed
surplus	$142,422	$80,522	$557,687	$575,229

The assumptions used to estimate the fair value of options granted during the periods were:

	Three months ended		Nine months ended
	March 31		March 31
	2007	2006	2007	2006
Risk free interest rate	4%	3%	4%	3.63%
Expected life	3.23 years	4.37 years	3.23 years	3.41 years
Expected vesting terms	0 – 24 months	0 – 24 months	0 – 24 months	0 – 24 months
Expected volatility	69%	69%	69%	75%
Expected dividends	nil	nil	nil	nil

(d)	Share purchase warrants

The continuity of the number of share purchase warrants (each exercisable into one common share) for the period ended March 31, 2007 is:

	Exercise					March 31
Expiry date	price	June 30 2006	Granted	Exercised	Expired	2007
December 17, 2006	Cdn$1.02	28,571,877	–	–	(28,571,877)	–
November 17, 2008	Cdn$0.60	–	18,750,000	–	–	18,750,000
December 21, 2008
(note 4(f))	Cdn$0.50	–	9,600,000	–	–	9,600,000
December 21, 2008
(note 4(f))	Cdn$0.70	–	80,000,000	–	–	80,000,000
		28,571,877	108,350,000	–	(28,571,877)	108,350,000
Weighted average price		Cdn$ 1.02	Cdn$ 0.66	Cdn$ –	Cdn$ 1.02	Cdn$ 0.66

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2007 and 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

(e)	Private placement financing, November 2006

In November 2006, the Company completed a private placement financing of 18,750,000 units at Cdn$0.40 per unit for gross proceeds of approximately $6,675,000. Each unit comprised one common share and one common share purchase warrant, exercisable into one additional common share at an exercise price of Cdn$0.60 until November 17, 2008. The Company incurred share issue costs of approximately $375,000 for net proceeds of approximately $6,300,000.

(f)	Subscription receipts, December 2006

In December 2006, the Company completed an equity offering of 160 million subscription receipts at Cdn$0.50 per subscription receipt for gross proceeds of $69 million (Cdn$80 million). Each subscription receipt entitled the holder to acquire one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one additional common share at an exercise price of Cdn$0.70 for 24 months subject to acceleration under certain conditions.

The Company paid the agents a commission of $4.1 million (Cdn$4.8 million) and all of the agents’ expenses. The agents also received 9.6 million compensation options (“warrants”), with each warrant exercisable into one common share in Farallon at an exercise price of Cdn$0.50 until December 21, 2008. The warrants have been recorded at an estimated fair value of $2,456,000 (using expected volatility of 68%, risk free interest rate of 4%, dividends of nil, an exercise price of Cdn$0.63 and expected remaining life of approximately 2 years).

In connection with the December 2006 financing, the Company appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for the debt financing package for the development and construction of the Company's G9 mine at Campo Morado. The package comprises an initial US$20 million bridge facility to be followed by a term loan facility of up to US$70 million, part of which will be used to refinance the bridge facility. The bridge facility will finance fixed assets including equipment purchased for both the mine and the mill. The Company is currently in the process of finalizing the terms of the debt financing package in the normal course.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2007 and 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
	March 31	June 30
Balances receivable (payable)	2007	2006
Hunter Dickinson Inc. and subsidiaries	$(248,892)	$91,049

	Three months ended		Nine months ended
	March 31		March 31
Transactions	2007	2006	2007	2006
Services rendered and expenses
reimbursed
Hunter Dickinson Inc. and subsidiaries	$1,061,625	$1,030,359	$3,432,694	$2,758,291
CEC Engineering Ltd.	6,462	–	12,426	–
Administration cost recovery
Hunter Dickinson Inc.	25,598	25,985	78,641	76,533

6.	CONTINGENCIES

(a)	Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998, 1999 and 2001. An appeal of the Nevada ruling was denied by the Nevada Supreme Court in its entirety in November 2005. The decision by the Nevada Supreme Court is final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, the Company was notified of a new lawsuit by one of the original plaintiffs, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. The case is currently proceeding through the Mexican courts. In connection with this claim, a lien was filed on certain assets of the Company's Mexican operating subsidiary. Management's view is that this claim is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2007 and 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. ("Wiltz"), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of the directors of the Company. The Company's attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was filed on certain assets of the Company's Mexican subsidiary.

In January 2007, Farallon’s legal representatives advised the Company that, as a result of a thorough investigation by the Financial Crimes section of the Prosecutor General’s Office in Mexico City, the Mexican authorities have issued a ruling stating that there are no grounds whatsoever for criminal prosecution against Farallon or any of its Directors in regards to a complaint filed by Wiltz. This ruling was properly confirmed by the Auxiliaries of the Public Prosecutor for the Federal District in December 2006 and is definitive.

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to expenditures aggregating up to approximately $900,000 for services to be rendered. In December 2006, the Company paid $300,000 for these services, which amount has been reflected in the statement of operations.

7.	SUBSEQUENT EVENT

Subsequent to March 31, 2007, the Company granted 3,177,000 share purchase options, each exercisable into a common share at an exercise price of Cdn$0.63 per common share, to directors, management and employees.